EXHIBIT 99.2

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the initial statement on Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Class A common stock, par value $0.00001 per share, of Ibotta, Inc. (this "Agreement"), is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: April 2, 2026

KDT Ibotta Holdings, LLC

Signature: /s/ Nicholas R. Hoffman
Name/Title: Nicholas R. Hoffman, Secretary

Koch Disruptive Technologies, LLC

Signature: /s/ Nicholas R. Hoffman
Name/Title: Nicholas R. Hoffman, Secretary

Koch Disruptive Technologies Holdings, LLC

Signature: /s/ Nicholas R. Hoffman
Name/Title: Nicholas R. Hoffman, Secretary

Koch Investments Group, LLC

Signature: /s/Adam Schaeffer
Name/Title: Adam Schaeffer, General Counsel and Secretary

Koch Investments Group Holdings, LLC

Signature: /s/Adam Schaeffer
Name/Title: Adam Schaeffer, General Counsel and Secretary

Koch Companies, LLC

Signature: /s/Adam Fitzsimmons

Name/Title: Adam Fitzsimmons, Assistant Secretary

Koch, Inc.

Signature: /s/Adam Fitzsimmons

Name/Title: Adam Fitzsimmons, Assistant Secretary